                                                      SPDR(R) Index Shares Funds
                                                              One Lincoln Street
                                                     Boston, Massachusetts 02111

VIA EDGAR CORRESPONDENCE

January 29, 2010

Ms. Kim Browning
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: SPDR(R) Index Shares Funds (the "Registrant"); File Nos.: 811-21145 and 333-92106

     Registrant's Registration Statement Post-Effective Amendment No. 23

Dear Ms. Browning:

This letter responds to comments you provided to the undersigned in a telephonic discussion on Monday January 25, 2010, with respect to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A as filed on November 24, 2009 ("PEA No. 23"). PEA No. 23 was filed to comply with the new requirements of Form N-1A. The Registrant filed Post-Effective Amendment No. 24 pursuant to Rule 485(b) on January 27, 2010 ("PEA No. 24") to update the financial information, finalize disclosure (including responding to the below comments), and file certain exhibits to the Registration Statement.

Summaries of the comments with respect to PEA No. 23, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided PEA No. 23.

PROSPECTUS - GENERAL COMMENTS

     1. Comment: The view of the staff of the Securities and Exchange Commission (the "Commission") is that a post-effective amendment should contain complete information. PEA No. 23 contained missing information. Please respond with respect to why PEA No. 23 contained missing information.

               Response: The missing information was primarily data, rather than disclosure. To ensure that the most current data would be included in the registration statement, such data was provided in PEA No. 24 rather PEA No. 23.

     2. Comment: For various Funds, you indicate that such Fund will invest at least 80% of its total assets in securities comprising the applicable Fund's benchmark Index. Please confirm that such 80% investment policy is consistent with the terms of the Registrant's exemptive relief.

               Response: The Registrant hereby confirms that each Fund's 80% investment policy is consistent with the Registrant's exemptive relief.

     3. Comment: In accordance with Item 3, Instruction 1(e) of Form N-1A associated with exchange-traded funds, modify the narrative explanation to state that investors may pay brokerage commissions on their purchases and sales of shares, which are not reflected in the example.

               Response: The narrative explanation has been revised to read:
               "This table and the example below do not include brokerage commissions you may pay on purchases and sales of the Fund's shares."

     4. Comment: Within each Fund's Index description, include a statement regarding the frequency of Index rebalancing or review, to the extent not already included.

               Response: Each Fund's Index description has been revised, to the extent not already included, to include a statement regarding the frequency of Index rebalancing or review.

     5. Comment: Within each Fund's Index description, include the capitalization range of securities comprising such benchmark Index.

               Response: Each Fund's Index description describes the general methodology associated with Index construction and maintenance. Such descriptions also generally include the minimum capitalization requirements and/or trading volume necessary for a constituent security to be included in the applicable Index. In particular, Funds that are designated as having a particular "cap" style, such as a "mid cap" fund, include the market capitalization range necessary for Index inclusion in the Index description (e.g., a publicly listed company must have a total market capitalization between $2 billion and $5 billion).

     6. Comment: For Funds that include a "non-diversification risk", please confirm that potentially being non-diversified is consistent with such Fund's investment objective and strategies as a passively managed Fund designed to track a benchmark Index.

               Response: The Funds are managed in a passive manner in that the Adviser seeks to track the performance of each Fund's benchmark Index. Therefore, the Adviser does not attempt to beat the performance of the benchmark Index. The "non-diversification risk" is meant to highlight the fact that a Fund may invest a larger percentage of its assets in securities of a few issuers or a single issuer than that of a diversified fund. By way of example, for Funds that employ a sampling methodology, the adviser makes certain investment selection decisions in terms of the particular stocks, and the quantity of such stocks (which is generally a sub-set of the Index) to be held by each Fund in seeking its investment objective. The Adviser seeks to match the Index along a number of variables such as industry, sector, country, currency, size and other risk factors to create a portfolio that matches the Index as closely as possible without purchasing every name. Such portfolio, even if non-diversified, is constructed in order to passively track the performance of the applicable Fund's benchmark Index.

     7. Comment: The fee and expense table for each Fund includes a parenthetical associated with Index returns stating that Index returns "(do not reflect fees, expenses or taxes, which, if applied, would reduce the Index's returns)." Please modify such parenthetical in accordance with Item 4 of Form N-1A.

               Response: The parenthetical has been revised to state that each Index return "(reflects no deduction for fees, expenses or taxes)."

     8. Comment: Please include, to the extent not already included, a broad-based securities market index in each Fund's performance table.

               Response: The Registrant believes that each Fund's performance table includes an appropriate broad-based securities market index.

     9. Comment: In the first line of the fourth paragraph under "Additional Purchase and Sale Information", the disclosure indicates that "...the Funds reserve the right to reject or limit purchases at any time." Please clarify the circumstances under which a purchase order could be rejected.

               Response: The Registrant has revised this disclosure to indicate "...the Funds reserve the right to reject or limit purchases at any time as described in the SAI."

PROSPECTUS - SPECIFIC FUND COMMENTS

     10. Comment: With respect to the SPDR S&P Emerging Europe ETF, please consider adding additional disclosure with respect to the risks of investing in Europe.

               Response: Additional disclosure has been added with respect to this risk factor.

     11. Comment: With respect to the SPDR S&P Emerging Latin American ETF, please consider adding additional disclosure with respect to the risks of investing in Latin American, particularly mentioning inflationary or deflationary risks.

               Response: The Registrant has considered the comment but has not made a revision in response to the comment.

                                 ***************

The Registrant acknowledges the SEC press release, dated June 24, 2004 ("Press Release"), in which the SEC announced that, in connection with any filing upon which comments are provided to a registrant by the SEC staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Registrant further acknowledges that SEC staff comments or changes to disclosures in response to SEC staff comments in a filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments provided on January 25, 2010. Please do not hesitate to contact the undersigned at (617) 662-3909 if you have any questions concerning the foregoing.

                                        Sincerely,


                                        /s/ Ryan M. Louvar
                                        ----------------------------------------
                                        Ryan M. Louvar
                                        Secretary

cc: L. Dial, Esq.
    J. McGuire, Esq.